EXHIBIT 3

                                                               CONFIDENTIAL



                                 CONSULTING AGREEMENT
                                                              June 10, 1995

          Mr. Richard S. Braddock
          126 East 56th Street
          24th Floor
          New York, NY  10022-3613

          Re:  Consulting Services Agreement

          Dear Rick:

               This letter amends and restates in its entirety our Consulting Agreement dated May 9, 1995.


               In recognition of your unique knowledge of the business and operations of Lotus Development Corporation, a Delaware corporation ("Lotus") and of the industry in which it operates, Lotus desires to enter into a consulting arrangement with you, subject to the terms and conditions set forth below. Hereafter, for purposes of this Agreement, you will be referred to as the "Consultant."

          1.   Consulting Term

               This Agreement shall commence on the date set forth above, and shall continue in effect, unless earlier terminated, for a period of eight (8) months through December 31, 1995 (the "Initial Consulting Period"). The parties hereto may elect to extend or reduce the duration of the Initial Consulting Period, provided that any option to change the duration of the Initial Consulting Period must be in writing and executed by both parties hereto. After the expiration of the Initial Consulting Period, this Agreement shall automatically renew for successive one-year periods until the earlier of (i) May 9, 2002, (ii) Consultant's resignation or removal from Lotus' Board of Directors and
          (iii) the termination of the Consulting Term pursuant to Section 7 hereof (such period to be referred to herein as the "Extended Consulting Period"). The Initial Consulting Period and the Extended Consulting Period are referred to collectively herein as the "Consulting Term."

          2.   Obligations of Lotus; Compensation of Consultant

               (i) In consideration of the Consultant's performance of consulting services as set forth in Section 3 hereof, Lotus agrees to retain the Consultant pursuant to the terms and conditions set forth herein and has granted to him on the date hereof non-qualified options to purchase shares of Lotus Common Stock, $.01 par value (the "Options"). The Options are evidenced by a written non-qualified stock option agreement (the "Stock Option Agreement"), the receipt and execution of which is hereby acknowledged by the Consultant, and are subject to the terms of Lotus' 1992 Stock Option Plan (the "Stock Option Plan").

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                                                               CONFIDENTIAL

               (ii) In the event of a "Change in Control" during the Initial Consulting Period the following provisions shall apply:

                    (A) The Consultant shall for the remainder of the Initial Consulting Period assist the Chief Executive Officer of Lotus in coordinating transition issues associated with the Change in Control on the same basis as set forth in Section 4(i). After the expiration of the Initial Consulting Period the Consultant shall continue to assist in coordinating transition issues for up to twenty-four months after the Change in Control occurs on the same basis as set forth in
                    Section 4(ii). After a Change in Control, such twenty-four month period shall constitute the Consulting Period for all purposes of this Agreement.

                    (B) As Compensation for his services after a Change in Control the Consultant shall receive $2,925,000, payable as follows:

                      (1)     an initial payment of $1,950,000, payable
                         immediately upon the occurrence of the Change in Control; and

                      (2)     $975,000, payable in twenty-four equal
                         monthly installments commencing on the first day of each calendar month commencing with the first calendar month after which the Change in Control occurs.
                    (C)  The Options shall terminate.

                    (D) For purposes of this Agreement, a "Change in Control" shall mean the occurrence on or prior to November 9, 1995, of (x) an acquisition by any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) of beneficial ownership of more than 50% of the shares issued and outstanding Common Stock of Lotus or (y) any reorganization, merger or consolidation of Lotus in which Lotus is not the continuing or surviving corporation or in which the shareholders of Lotus prior to such merger or consolidation do not continue to own substantially the same percentage of the continuing or surviving corporation as they owned immediately prior thereto or any sale (in one transaction or a series of related transactions) of all, or substantially all, of the assets of Lotus to another person or entity. For purposes of this clause (D), an event shall be deemed to have occurred prior to November 9, 1995, if it results from an agreement which provides that all provisions thereof are intended to be binding on all parties thereto and is subject only to such conditions to consummation as are common in similar transactions (including shareholder and regulatory approval requirements and satisfaction of any fiduciary obligations of any party's board of directors).

               (iii) In addition, Lotus agrees to provide medical and dental benefits to the Consultant during the Initial Consulting Period at a level equal to the medical and dental benefits provided to him by his current employer, or in the alternative to reimburse the Consultant for an amount

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                                                               CONFIDENTIAL

          equal to the cost of such benefits. This obligation shall survive termination or expiration of the Initial Consulting Period for a three (3) month period.

          3.   Obligations of Consultant

               The Consultant shall furnish consulting services to Lotus as may be assigned to him by its Chief Executive Officer from time to time during the Consulting Term

          4. Efforts Devoted to Lotus; Agreement Not to Compete with Lotus; Non-Solicitation

               (i) During the Initial Consulting Period, the Consultant agrees to devote an average of (but not less than) fifty percent (50%) of his professional time and effort on a monthly basis to the benefit of Lotus and further agrees not to participate, directly or indirectly, in any capacity in any business or activity that is in competition with Lotus. For a period of one year after the expiration or termination of the Initial Consulting Period, the Consultant shall not attempt to hire, or hire any employee of Lotus, or assist in such hiring by anyone else, or directly or indirectly encourage any employees to terminate his or her employment with Lotus.

               (ii) During the Extended Consulting Period, the Consultant agrees to devote such professional time and effort to the benefit of Lotus as may be requested from time to time by Lotus' Chief Executive Officer, provided that Consultant shall not be required to devote more than ten percent (10%) of his professional time on a monthly basis to the benefit of Lotus.

          5.   Unauthorized Disclosure of Confidential Information

               During the Consulting Term and thereafter, the Consultant shall not, directly or indirectly, use or disclose to anyone outside of Lotus any Confidential Information (as hereinafter defined) other than pursuant to the performance of his consulting duties by and for the benefit of Lotus.

               The term "Confidential Information" as used throughout this Agreement means (a) all data or information not generally known outside of Lotus whether prepared or developed by or for Lotus or received by Lotus from an outside source. Without limiting the scope of this definition, Confidential Information as used throughout this Agreement includes any technical data, design, pattern, formula, computer program, source code, object code, algorithm, subroutine, manual, product specification, or plan for a new or revised product; any business, marketing, financial or sales record, data, plan, or survey; and any other record or information relating to the present or future business or products of Lotus and (b) any and all scientific, technical, merchandising, production or management design, procedure, formula, discovery, invention, item of information, idea, concept or improvement (and any tangible evidence, record or representation thereof), whether in written, graphic or machine readable form or otherwise, which is maintained in confidence by Lotus or by any person or entity affiliated with Lotus, or which might permit Lotus or its customers to obtain a competitive advantage over competitors who do not have access thereto. The Consultant recognizes and agrees that all such Confidential Information and copies thereof are the sole property of Lotus.

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                                                               CONFIDENTIAL

               Notwithstanding the foregoing, no obligation of confidentiality shall apply to the Consultant with respect to any information (i) reasonably required to be disclosed by Consultant in order to enforce the provisions of this Agreement or
          (ii) required to be disclosed by law, provided that Lotus is given reasonable notice and opportunity to obtain a protective order.

          6.   Expenses

               (a)  General Expenses

                    Lotus will reimburse the Consultant for all reasonable expenses incurred by him in the course of providing consulting services hereunder.

               (b)  Office Space and Administrative Support

                    During the Initial Consulting Period and for a period of three months thereafter, Lotus will reimburse the Consultant for all expenses in connection with the office condominium space used by the Consultant in the performance of his duties hereunder. Such office space shall be located in New York, New York, the exact location to be determined by the Consultant. Lotus will also reimburse the Consultant for administrative support services during the Initial Consulting Period, up to a maximum amount of ninety thousand dollars ($90,000.00).

          7.   Termination of Consulting Term

               The Consulting Term shall be terminated under the following conditions:

               (i) termination by Lotus with "cause" ("cause" is defined as the commission by the Consultant of any deliberate and premeditated act against the interests of Lotus), by giving the Consultant notice of such termination. For purposes of this provision, it is expressly agreed that any actions of Consultant pursuant to this Agreement executed in good faith and at the request of Lotus' Chief Executive Officer shall be deemed to be in the interests of Lotus. Termination will take effect immediately upon the giving of such notice to Consultant by Lotus; or

               (ii) termination by the Consultant by giving Lotus notice of such termination; or

              (iii) the death of the Consultant; or

               (iv) the disability of the Consultant, if such disability results in the Consultant's inability to perform consulting services as contemplated by the parties hereunder for a consecutive period of ninety (90) days; or

                (v) prior to December 31, 1995, the Consultant accepts substantially full time employment with any third party (other than Lotus or an affiliate (within the meaning of the Securities Exchange Act of 1934) of Lotus); or

               (vi) subsequent to a "Change in Control" the following additional conditions shall constitute a termination of the Consulting Term:

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                                                               CONFIDENTIAL

                    (A) the termination or resignation of the employment of Jim P. Manzi as Chief Executive Officer of Lotus; or

                    (B) the determinationby the Chief Executive Officer of Lotus that the Consultant's services are no longer required hereunder.

          8.   Compensation Upon Early Termination

               (i) In the event of a termination of the Consulting Term pursuant to subsection (i), (ii), (iii) or (iv) of Section 7 during the Initial Consulting Period and on or before November 9, 1995, Lotus shall promptly pay to the Consultant (or to his beneficiary or his estate, as the case may be) an amount equal to $50,000 for each month elapsed between the date of this Agreement and the effective date of termination, with such amount to be pro-rated for any partial month period. In such event, neither Consultant nor his beneficiary or estate shall be entitled to receive any additional amounts from Lotus under this Agreement.

               (ii) In the event of a termination of the Consulting Term after the occurrence of a Change in Control:

                    (A)  if such termination occurs pursuant to subsection
                    (i), (ii) or (v) of Section 7, neither the Consultant nor his beneficiary or estate shall be entitled to any further amounts from Lotus under this Agreement; and

                    (B)  if such termination occurs pursuant to subsections
                    (iii), (iv) or (vi) of Section 7, the Consultant shall be entitled to receive in a lump sum, payable immediately upon the occurrence of such termination, any portion of the $2,925,000 contemplated by Section 2(ii)(B) not theretofore paid to the Consultant.

              (iii) In the event of any early termination of the Consulting Term, under any conditions other than those set forth in subsections 8(i) and 8(ii) above, neither the Consultant nor his beneficiary or estate shall be entitled to receive any amounts from Lotus under this Agreement (except for any applicable right to exercise the Options in accordance with the Stock Option Agreement).

          9.   Certain Additional Payments by Lotus

               (a)    Gross-Up Payments

               Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by Lotus to or for the benefit of the Consultant (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or the Stock Option Agreement, but determined without regard to any additional payments required under this Section 9) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") or any interest or penalties are incurred by the Consultant with respect to such excise tax (such excise tax, together

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                                                               CONFIDENTIAL

          with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Consultant shall be entitled to receive from Lotus an additional payment
          (a "Gross-Up Payment") in an amount such that after payment by the Consultant of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Consultant retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.


               (b)    Determination by Accounting Firm

               Subject to the provisions of Section 9(c), all determinations required to be made under this Section 9, including whether and when Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be in accordance with the opinion of Coopers & Lybrand L.L.P. (the "Accounting Firm"), based upon the facts and circumstances as set forth in this Agreement and as presented by the Consultant, with the participation of Lotus. The Accounting Firm shall render an opinion, which shall set forth its underlying assumptions and reasoning, and shall provide detailed supporting calculations both to Lotus and the Consultant within 15 business days of the receipt of notice from the Consultant that there has been a Payment, or such earlier time as is requested by Lotus. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, Consultant shall appoint another nationally recognized accounting firm acceptable to Lotus in its reasonable judgment to render the opinions required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by Lotus. Any Gross-Up Payment, as determined pursuant to this Section 9, shall be paid by Lotus to the Consultant within five days of the receipt of the Accounting Firm's opinion. If the Accounting Firm opines that no Excise Tax is payable by the Consultant, it shall furnish the Consultant with a written opinion that failure to report the Excise Tax on the Consultant's applicable federal income tax return would not result in the imposition of a negligence or similar penalty. The opinion of the Accounting Firm shall be binding upon Lotus and the Consultant. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial opinion by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by Lotus should have been made, consistent with the calculations required to be made hereunder. In the event that Lotus exhausts its remedies pursuant to Section 9(c) and the Consultant thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall be asked to render an opinion (based on the facts and circumstances as set forth in this Agreement and as presented by the Consultant, with the participation of Lotus), as to the amount of the payment that should have been made (including any interest and penalties thereon) shall be promptly paid by Lotus to or for the benefit of the Consultant.

               (c)    Contesting of IRS Claims

               The Consultant shall notify Lotus in writing of any claims by the Internal Revenue Service that, if successful, would require the payment by Lotus of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 30 days after the Consultant

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          actually receives notice in writing of such claim and shall apprise Lotus of the nature of such claim and the date on which such claim is requested to be paid; provided that the failure of the Consultant to provide such written notification in such time shall not affect the Consultant's right to payment by Lotus under this Section 9 if such failure does not materially adversely affect Lotus' ability to contest the claim. The Consultant shall not pay such claim prior to the expiration of the 30-day period following the date on which he gives such notice to Lotus (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Lotus notifies the Consultant in writing prior to the expiration of such period that it desires to contest such claim, the Consultant shall:

               (i) Give Lotus any information reasonably requested by Lotus relating to such claim,

              (ii) take such action in connection with contesting such claim as Lotus shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Lotus,

             (iii) cooperate with Lotus in good faith in order to effectively to contest such claim, and

              (iv) permit Lotus to participate in any proceedings relating to such claim;

               provided, however, that Lotus shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Consultant harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 9(c), Lotus shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Consultant to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Consultant agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Lotus shall determine; provided, however, that if Lotus directs the Consultant to pay such claim and sue for a refund, Lotus shall advance the amount of such payment to the Consultant, on an interest free basis and shall indemnify and hold the Consultant harmless, on an after-tax basis from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that if Lotus directs the Consultant to agree to any extension of the statute of limitation relating to payment of taxes for the taxable year of the Consultant with respect to which such contested amount is claimed to be due, Consultant shall not be obligated to agree to an extension unless it is limited solely to such contested amount. Furthermore, Lotus' control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Consultant shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

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                                                               CONFIDENTIAL

               (a)   Application of Advance

               If, after the receipt by the Consultant of any amount advanced by Lotus pursuant to Section 9(c), the Consultant becomes entitled to receive any refund with respect to the claim to which the amount so advanced was intended to be applied, the Consultant shall (subject to Lotus' complying with the requirements of Section 9(c)) promptly pay to Lotus the amount of such refund (together with, to the extent deductible by the Consultant, any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Consultant of an amount advanced by Lotus pursuant to Section 9(c), a determination is made that the Consultant shall not be entitled to any refund with respect to such claim and Lotus does not notify the Consultant in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

          10.  No Right to Employment

               This Agreement shall not be construed as creating an express or implied contract of employment and, except as otherwise agreed to in writing between the Consultant and Lotus, the Consultant shall not be considered an employee of Lotus.

          11.  The Stock Option Plan

               Lotus represents that the Stock Option Plan, as administered by Lotus, complies with the provisions of Rule 16b-3 under
          Section 16 of the Securities and Exchange Act of 1934, as amended.

          12.  Complete Understanding

               All negotiations between the parties have been merged in this Agreement and there are no understandings or agreements other than those incorporated herein.

          13.  Modification of Agreement

               This Agreement may not be modified in any respect except by an instrument in writing duly executed by the parties hereto. No modification or amendment of any term, provision or condition of this Agreement shall be binding or enforced unless executed in writing by the parties hereto.

          14.  Assignment

               The Consultant may not assign any of the benefits or obligations under this Agreement.

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          15.  Governing Law

               This Agreement shall be governed by and construed under the laws of the Commonwealth of Massachusetts, other than its conflicts of laws principles.

          16.  Counterparts

               This Agreement may be executed in counterparts which when placed together shall constitute a fully executed agreement.

               If you are in agreement with the terms and conditions set forth above, please execute in the space provided below.

               ACCEPTED AND AGREED TO AS OF THIS 11th DAY OF JUNE, 1995.


          CONSULTANT                      LOTUS DEVELOPMENT CORPORATION



          By:___________________________  By:_________________________________
              Richard S. Braddock             Russell J. Campanello
                                              Vice President, Human Resources


















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